UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 15)

Acxiom Corporation

(Name of Issuer)

Common Stock par value $0.01 per share

(Title of Class of Securities)

005125109

(CUSIP Number)

Allison Bennington, Esq.

ValueAct Capital

435 Pacific Avenue, Fourth Floor

San Francisco, CA 94133

(415) 362-3700

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

Christopher G. Karras, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

(215) 994-4000

May 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 005125109	Page 2 of 65

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only) ValueAct Capital Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)* WC*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,329,711**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,329,711**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,329,711**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON PN

*	See Item 3

**	See Item 2 and 5

SCHEDULE 13D

CUSIP NO. 005125109	Page 3 of 65

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only) VA Partners, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* 00*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,329,711**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,329,711**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,329,711**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON 00 (LLC)

*	See Item 3

**	See Item 2 and 5

SCHEDULE 13D

CUSIP NO. 005125109	Page 4 of 65

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only) ValueAct Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,329,711**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,329,711**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,329,711**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON PN

*	See Item 3
**	See Item 2 and 5

SCHEDULE 13D

CUSIP NO. 005125109	Page 5 of 65

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only) ValueAct Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* 00*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,329,711**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,329,711**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,329,711**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON 00 (LLC)

*	See Item 3
**	See Item 2 and 5

SCHEDULE 13D

CUSIP NO. 005125109	Page 6 of 65

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only) Jeffrey W. Ubben
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* 00*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,329,711**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,329,711**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,329,711**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON IN

*	See Item 3

**	See Item 2 and 5

SCHEDULE 13D

CUSIP NO. 005125109	Page 7 of 65

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only) George F. Hamel, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* 00*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,329,711**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,329,711**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,329,711**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON IN

*	See Item 3

**	See Item 2 and 5

SCHEDULE 13D

CUSIP NO. 005125109	Page 8 of 65

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only) Peter H. Kamin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* 00*
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 10,329,711**
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 10,329,711**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,329,711**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON IN

*	See Item 3

**	See Item 2 and 5

THE PURPOSE OF THIS AMENDMENT NO. 15 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION SECTION. THE OWNERSHIP PERCENTAGES OF THE REPORTING PERSONS HAVE BEEN UPDATED TO REFLECT NUMBER OF OUTSTANDING SHARES OF COMMON STOCK SET FORTH IN THE ISSUER’S FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2006. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 3.	Source and Amount of Funds and Other Consideration.

The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 16, 2007, by and among the Issuer, Axio Holdings LLC, a Delaware limited liability company (“Newco”), and Axio Acquisition Corp., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Newco, which are described in Item 4 below, is approximately $3 billion, including approximately $774 million of debt which Newco intends to repay at closing.

In the Equity Commitment Letter, dated May 16, 2007 (the “Equity Commitment Letter”), ValueAct Capital Master Fund, L.P. (“ValueAct Master Fund”) committed to provide up to $380.25 million of equity to Newco, subject to certain conditions, solely for the purpose of funding the merger consideration pursuant to the Merger Agreement. This summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter executed by ValueAct Master Fund, which is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 3. On May 16, 2007, Silver Lake Partners II, L.P. (“Silver Lake”) committed to provide up to $380.25 million of equity to Newco on substantially the same terms and conditions.

In addition, Newco entered into a Bank Facilities Commitment Letter with UBS Loan Finance LLC and UBS Securities LLC (the “Lender”), dated as of May 16, 2007 (the “Debt Commitment Letter”), pursuant to which the Lender committed to provide, subject to certain conditions, up to $2.275 billion in debt financing through a combination of term loan facilities and a revolving credit facility, which financing will be used to fund the merger consideration under the Merger Agreement, pay fees, commissions and expenses, repay existing debt, and for ongoing working capital requirements of the Issuer and its subsidiaries following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 3.

In addition, as further inducement for the Issuer to enter into the Merger Agreement, ValueAct Master Fund granted a Limited Guarantee (the “Limited Guarantee”), dated as of May 16, 2007 in favor of the Issuer. Under the Limited Guarantee, ValueAct Master Fund absolutely, unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, the due and punctual and complete payment, if and when due, 50% of Newco’s payment obligations pursuant to and only in accordance with the terms of the Merger Agreement. This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee executed by ValueAct Master Fund, which is attached hereto as Exhibit 4 and incorporated by reference in its entirety into this Item 3. On May 16, 2007, Silver Lake granted a similar limited guarantee to the Issuer on substantially the same terms and conditions.

Item 4.	Purpose of Transaction

On May 16, 2007, Newco and Merger Sub, entities formed by ValueAct Master Fund for the sole purpose of effecting the Transactions, and Issuer entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”), and all of the outstanding shares of Common Stock (other than shares owned by Issuer) will be converted into the right to receive $27.10 per share in cash. Each company option, company warrant and restricted stock unit that is issued and outstanding, and in the case of company options, whether vested or unvested as of the effective time of the Merger, will be converted into the right to receive the applicable portion of the merger consideration. The Merger is conditioned on, among other things, the adoption of the Merger Agreement by the stockholders of the Issuer, clearance of certain regulatory approvals including under the Hart-Scott Rodino Act, and the absence of any injunction or illegality. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2007, and incorporated by reference in its entirety into this Item 4.

In connection with the Transactions, ValueAct Master Fund entered into a Voting Agreement with the Company, dated as of May 16, 2007 (the “Voting Agreement”), pursuant to which ValueAct Master Fund agreed, subject to certain conditions, (i) to vote its shares of Common Stock (a) in favor of the adoption of the Merger Agreement and against any other action or agreement that would result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled and (b) in favor of a superior proposal if recommended by the board of the Issuer; and (ii) not to transfer any Common Stock until the earlier of December 28, 2007, the effective date of the Merger under the Merger Agreement, the consummation of a superior proposal and the termination of the Merger Agreement. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed May 22, 2007, and incorporated by reference in its entirety into this Item 4.

In addition, in connection with the Transactions, the Issuer amended its Rights Agreement, dated January 28, 1998, as amended, to render such agreement inapplicable to the Transactions (including the Merger Agreement, the Voting Agreement, the Equity Commitment Letter, the Limited Guarantee and other agreements entered into, and actions taken, in connection therewith).

In addition, in connection with the Transactions, the Issuer, ValueAct Master Fund, VA Partners, LLC, ValueAct Capital Management, L.P. and ValueAct Capital Management, LLC entered into Amendment No. 2 to that certain Agreement dated August 5, 2006, as amended by Amendment No. 1 on August 5, 2006 (the “Settlement Agreement Amendment”) to allow the execution of the Merger Agreement, the Voting Agreement and the other exhibits to the Merger Agreement and the consummation of the transactions contemplated thereby.

This summary of the Settlement Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement Amendment, which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2007, and incorporated by reference in its entirety into this Item 4.

The purpose of the Transactions is to acquire all of the outstanding Common Stock (other than shares owned by Issuer). If the Transactions are consummated, the Common Stock will be delisted from the NASDAQ-GS and will cease to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held.

On May 16, 2007, the Issuer announced the above described transaction in a press release. The press release which is filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 22, 2007, and is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) VA Partners, as General Partner of each such investment partnership, (ii) ValueAct Management L.P. as the manager of each such investment partnership, (iii) ValueAct Management LLC, as General Partner of ValueAct Management L.P. and (iv) the Managing Members as controlling persons of VA Partners and ValueAct Management LLC. VA Partners, ValueAct Management LLC and the Managing Members also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners, ValueAct Management L.P., ValueAct Management LLC and the Managing Members.

As of the date hereof, ValueAct Master Fund is the beneficial owner of 10,329,711 shares of Common Stock (including 4,356 shares issued for board compensation), representing approximately 13.2% of the Issuer’s outstanding Common Stock.

VA Partners, ValueAct Management L.P., ValueAct Management LLC and the Managing Members may each be deemed the beneficial owner of an aggregate of 10,329,711 shares of Common Stock (including 4,356 shares issued for board compensation), representing approximately 13.2% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 78,347,549 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2006. (c), (d) and (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock which are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

(1)	Joint Filing Agreement

(2)	Equity Commitment Letter

(3)	Debt Commitment Letter

(4)	Limited Guarantee

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in- fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

ValueAct Capital Master Fund L.P., by VA Partners, L.L.C., its General Partner

	By:	/s/ George F. Hamel, Jr.
Dated: May 23, 2007		George F. Hamel, Jr., Managing Member

VA Partners, L.L.C.

	By:	/s/ George F. Hamel, Jr.
Dated: May 23, 2007		George F. Hamel, Jr., Managing Member

ValueAct Capital Management, L.P., by ValueAct Capital Management, LLC its General Partner

	By:	/s/ George F. Hamel, Jr.
Dated: May 23, 2007		George F. Hamel, Jr., Managing Member

ValueAct Capital Management, LLC

	By:	/s/ George F. Hamel, Jr.
Dated: May 23, 2007		George F. Hamel, Jr., Managing Member

	By:	/s/ Jeffrey W. Ubben
Dated: May 23, 2007		Jeffrey W. Ubben, Managing Member

	By:	/s/ George F. Hamel, Jr.
Dated: May 23, 2007		George F. Hamel, Jr., Managing Member

	By:	/s/ Peter H. Kamin
Dated: May 23, 2007		Peter H. Kamin, Managing Member